December 21, 2005

Mail Stop 4561

J. William Blackham
President, Chief Executive Officer and Director
Eagle Hospitality Properties Trust, Inc.
100 E. RiverCenter Blvd., Suite 480
Covington, KY 41011

	RE:	Eagle Hospitality Properties Trust, Inc.
		Registration Statement on Form S-3
		Amendment No. 1 filed December 13, 2005
		File No. 333-128799

Dear Mr. Blackham:

      This is to advise you that we have limited our review of the above registration statement to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders Table, page 33
1. We note your disclosure in footnotes 7, 9, and 12 which reveals the aggregate number of shares beneficially owned by Mssrs. Butler (4,100,868), Blackman (97,578) and Costello (100,048), however, these
totals should be clearly reflected in column one of the table. Please revise accordingly.
Part II
2. Please update your undertakings to reflect the amendments to
Item
512(a) effective December 1, 2005.
*	*	*

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please direct any questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3780.



Sincerely,



Karen J. Garnett
Assistant Director

cc: 	Michael O`Sullivan, Esq.  (via facsimile)

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J. William Blackham
Eagle Hospitality Properties Trust, Inc.
December 21, 2005
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